Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Charleston Industrial Ltd., a British Virgin Islands limited liability company, is a subsidiary of the Registrant. Tianjin Yayi Industrial Co., Limited, is an enterprise organized in the People’s Republic of China and is a subsidiary of Charleston. Weinan Milkgoat Production Co., Limited, Fuping Milkgoat Dairy Co., Ltd. and are enterprises organized in the People’s Republic of China and are subsidiaries of Tianjin Yayi.